Exhibit 99.1

Ebang International Issues Open Letter to Shareholders

HANGZHOU, China, April 13, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”), a blockchain technology company, today issued an open letter from the Company’s chairman to shareholders.

Dear Shareholders:

Now that we are past the first quarter of 2021, I had planned to provide a shareholder update in connection with the upcoming filing of our annual report. As a result of some of the articles that surfaced last week and the input and questions that I received from many shareholders, I have decided to accelerate the timing of this letter in order to address some of the questions and concerns that have been raised.

First and foremost, I want to reiterate the vision and mission that led us to found Ebang and subsequently enter into the cryptocurrency-related business, and drives me and my loyal and hard-working colleagues each and every day.

Since we went public, we are committed to serving the needs of all of our stakeholders and have been focused on a primary goal -- to become a globally prominent blockchain company driven by technological innovations. To that end, we have worked tirelessly to position our company in the global crypto market, maintained a healthy balance sheet with a strong cash position in order to enable us to take advantage of opportunities that frequently arise in this fast-paced and dynamic blockchain industry, and have positioned ourselves to extend our global reach through our self-developed proprietary cryptocurrency exchange platform called Ebonex. Why? Because we are committed to serving the needs of all of our stakeholders. Since our initial listing on Nasdaq in June 2020, we have been relentless in our quest to create value for our shareholders by achieving certain key milestones:

•	In November 2020, we were granted an exclusive license of the AsicBoost patent, a method that can increase performance of Bitcoin mining by approximately 20%. The increased performance is achieved through a high-level optimization of the Bitcoin mining algorithm which allows for drastic reduction in gate count on the mining chip;

•	In February 2021, we completed the design phase of a chip for simultaneous Litecoin and Dogecoin mining;

•	In March 2021, we completed the design phase of the 6 nm ASIC chip; and

•	In April 2021, we launched our cryptocurrency exchange platform Ebonex (www.ebonex.io).

Looking ahead, the cryptocurrency market remains a very large and attractive market that is growing globally. We are focused on developing new technologies to improve efficiency of our ASIC chips and mining machines and believe that Ebang is well positioned to capture the market growth. For the remainder of 2021, we will commit to increasing investments in high performance ASIC chips and mining machines. I understand that the only way to really judge our achievements is by our ability to hit operating and financial performance milestones and have such milestones translate into shareholder value. The milestones that we have set to achieve by December 31, 2021 are:

•	Rollout of 6 nm ASIC chips and developing 5 nm ASIC chips;

•	Expanding the global footprint of our cryptocurrency exchange operation;

•	Establishing or acquiring cryptocurrency mining farms used primarily for Bitcoin, Litecoin and Dogecoin mining with our self-developed and proprietary mining machines and ASCI chips; and

•	Forming a more concentrated business strategy with the aim to phase out non-cryptocurrency related business lines and strengthen our market position in the global cryptocurrency mining and exchange businesses.

Originally, it was not my intention to respond to the article that appeared on the Hindenburg website on April 6, 2021 (the “Hindenburg Report”). However, I understand the concerns expressed by shareholders eager to get some validation of our business plan and understanding of our position on these matters and thus, to that end, please see the following responses:

1. We did not direct our proceeds from IPO or any other company funds through “a series of opaque deals with insiders and questionable counterparties.”

After we completed our initial public offering in June 2020 (the “IPO”), we purchased redeemable bonds with funds from offering proceeds that were not to be immediately used as part of our treasury management practice designed to invest our cash reserves in order to preserve the principal and earn a return on the principal to preserve the time value of such cash reserves. These bonds were issued in arm’s length transactions facilitated by AMTD, a licensed financial institution in Hong Kong. These bonds can be redeemed by us at any time prior to the maturity. As of the date hereof, we have redeemed all such bonds, and collected the principal and accrued interests in full. We intend to use the redeemed funds to develop our business operations. Our annual report on Form 20-F for the year ended December 31, 2020 will fairly present the transactions undertaken during the course of the 2020 fiscal year.

Prior to our IPO, in order to replenish our working capital, we borrowed from Hong Kong Dewang Limited, a related party controlled by a relative of Mr. Dong Hu, in the aggregated amount of US$24.1 million in principal at an interest rate of 4.75% per annum. Such related party loans were properly disclosed in our IPO prospectus on pages 141, F-126 and F-127. After our IPO, to better manage our balance sheet and save financing costs, the management decided to make early repayments of such loans: (i) from July to October 2020 and prior to the launch of our first secondary offering, we made the repayment using a portion of the IPO proceeds in the amount of US$21 million in principal; and (ii) from November to December 2020, we repaid the balance of such loans in full in the amount of US$3.1 million in principal and US$1.0 million in accrued interests. As of the date hereof, we had cash and cash equivalents of approximately US$274 million on our balance sheet.

2. We are not related to Yindou or any of Yindou’s schemes alleged in the Hindenburg Report.

We cannot, and are not in the position to, comment on Hindenburg’s allegations against Yindou. Nonetheless, we confirm that we have never engaged in any business relationship with Yindou, and our listing application with the Hong Kong Stock Exchange (the “HKSE”) had nothing to do with Yindou. It is true that our listing application with HKSE expired without any action by HKSE. To our knowledge, in addition to Ebang, there are other companies in the bitcoin mining machine industry whose listing applications with HKSE also expired, and one of them completed its US listing before Ebang.

3. We remain committed to the designing and manufacturing of Bitcoin mining machines.

Our results of operations, especially the sales of mining machines, have been and are expected to continue to be subject to significant impact from the fluctuations of Bitcoin price and market conditions. However, we remain committed to the designing and manufacturing of Bitcoin mining machines as well as mining machines for other cryptocurrencies because our management team believes that there is a strong demand for high-performance mining machines. We have recently completed the design of the 6 nm ASIC chip and expect to officially launch several new models of high-performance Bitcoin mining machines this summer. With sufficient working capital, we believe that we are financially well-positioned for the mass production of our mining machines.

4. We developed and own software and technologies of our cryptocurrency exchange.

We did not purchase a white label online exchange solution package from Bluehelix. Instead, our in-house research and development team was in charge of the development of the core software of the cryptocurrency exchange, Ebonex. Therefore, we are very proud of our ownership in the technologies embedded in the Ebonex platform. As of the date hereof, we are preparing for the software copyright application in connection with our Ebonex platform in China. To accelerate the development progress, we purchased certain software source codes from Bluehelix, and Ebonex has also used AWS cloud services as well as licensed software from third party software providers such as Tencent. We understand this is a common practice in the industry.

5. We did not artificially inflate the trading volume of Ebonex.

We have noticed the extraordinary trading volume displayed on Ebonex, which is not representative of its actual trading volume as a newly launched cryptocurrency exchange. After an investigation, we confirmed that such displayed trading volume was not correct due to a software glitch in the backend of the Ebonex platform. Our developers and engineers are working diligently to provide a correct display of trading volume on Ebonex.

To our knowledge, both CoinMarketCap and FTX are independent agencies, and it typically takes several months to collect and analyze trading data before they can list a new cryptocurrency exchange on their websites. As Ebonex was only launched on April 5, 2021, its trading metrics have not been quoted on crypto exchange trackers on CoinMarketCap or FTX.

Dear shareholders, we always appreciate your support and our team will continue to work hard to achieve a successful 2021 for you.

Yours, sincerely,

Dong Hu

CEO and Chairman

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. T Certain statements contained herein and in our investor conference call related to these results are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com